Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 19, 2011 and the Prospectus dated August 7, 2009

Registration No. 333-161192

May 19, 2011

PRICING SUPPLEMENT

International Lease Finance Corporation

May 19, 2011

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 19, 2011 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 5.750% Senior Notes due 2016

Issuer:	International Lease Finance Corporation (the “Company”)

Title of Securities:	5.750% Senior Notes due 2016

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds to Company:	$1,000,000,000

Net Proceeds to Company (after underwriting discounts):	$990,000,000

Final Maturity Date:	May 15, 2016

Price to Investors:	100.00%

Coupon:	5.750%

Yield to Maturity:	5.750%

CUSIP/ISIN Numbers:	CUSIP: 459745GJ8 ISIN: US459745GJ84

Terms Applicable to the 6.250% Senior Notes due 2019

Issuer:	International Lease Finance Corporation

Title of Securities:	6.250% Senior Notes due 2019

Aggregate Principal Amount:	$1,250,000,000

Gross Proceeds to Company:	$1,250,000,000

Net Proceeds to Company (after underwriting discounts):	$1,234,375,000

Final Maturity Date:	May 15, 2019

Price to Investors:	100.00%

Coupon:	6.250%

Yield to Maturity:	6.250%

CUSIP/ISIN Numbers:	CUSIP: 459745GH2 ISIN: US459745GH29

Terms Applicable to All Notes

Record Dates:	May 1 and November 1 of each year

Interest Payment Dates:	May 15 and November 15 of each year

First Interest Payment Date:	November 15, 2011

Changes to Preliminary Prospectus Supplement:

The Company increased the “Maximum Tender Amount” for its previously announced tender offer from $750.0 million to $1.75 billion.  As a result, the “Any and All Notes” consist of the following series of debt: 4.750% Medium-Term Notes, Series Q, due January 13, 2012 and 5.400% Medium-Term Notes, Series R, due February 15, 2012.  The Maximum Tender Notes consist of the following series of debt: 5.350% Medium-Term Notes, Series R, due March 1, 2012, 5.300% Medium-Term Notes, Series R, due May 1, 2012, 5.550% Medium-Term Notes, Series R, due September 5, 2012, 5.000% Medium-Term Notes, Series Q, due September 15, 2012, 5.250% Medium-Term Notes, Series Q, due January 10, 2013, 6.375% Medium-Term Notes, Series R, due March 25, 2013, 5.875% Medium-Term Notes, Series O, due May 1, 2013, 5.625% Medium-Term Notes, Series R, due September 20, 2013 and 6.625% Medium-Term Notes, Series R, due November 15, 2013.

On an as adjusted basis to give effect to the issuance of the notes offered hereby (but without giving effect to the repurchase of any of the debt securities that may be validly tendered and accepted in the Tender Offer), the Company would have had $28.3 billion aggregate principal amount of long-term debt outstanding, total capitalization of $36.6 billion and cash and cash equivalents, excluding restricted cash of $4.4 billion.

Use of Proceeds:

The Company will use the net proceeds from this offering to purchase notes validly tendered and accepted in the Company’s previously announced tender offers to purchase, for up to $1,750,000,000 cash consideration, various series of the Company’s outstanding debt securities.  The Company may use any remaining net proceeds from this offering for general corporate purposes, including the repayment of existing indebtedness.

Underwriters:

Barclays Capital Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

UBS Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Macquarie Capital (USA) Inc.

Morgan Stanley & Co. Incorporated

Trade Date:	May 19, 2011

Settlement Date:	May 24, 2011 (T+3)

Distribution:	SEC Registered (Registration No. 333-161192)

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

FREE WRITING PROSPECTUS LEGEND

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and related Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain a copy of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus Supplement and Base Prospectus if you request it.